FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Ex-Post Facto Disclosure Document Concerning Absorption-Type Company Split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 2, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Ex-Post Facto Disclosure Document Concerning Absorption-Type Company Split

April 2, 2018

Nomura Holdings, Inc.

Nomura Asia Pacific Holdings Co., Ltd

April 2, 2018

To whom it may concern

Nomura Holdings, Inc.

Representative Executive Officer

President and Group CEO

Koji Nagai

Nomura Asia Pacific Holdings Co., Ltd

Chairman and Representative Director

Toshiyasu Iiyama

Matters Disclosed Ex-Post Facto Concerning Absorption-Type Company Split

(Splitting Company/Ex-post facto disclosure document under Article 791, Paragraph 1, Item (i) of the Companies Act and Article 189 of the Regulations for Enforcement of the Companies Act)

(Succeeding Company/Ex-post facto disclosure document under Article 801, Paragraph 3, Item (ii) and Article 791, Paragraph 1, Item (i) of the Companies Act and Article 189 of the Regulations for Enforcement of the Companies Act)

Nomura Holdings, Inc. (“NHI”) and Nomura Asia Pacific Holdings Co., Ltd (“NAPH”) conducted an Absorption-Type Company Split (“Company Split”) effective as of April 1, 2018 to have NAPH succeed a part of the rights and obligations, which were held by NHI in connection with its share management business, under the Absorption-Type Company Split Agreement entered into between NHI and NAPH on January 15, 2018. Therefore, NHI and NAPH herein make an ex-post facto disclosure concerning the Company Split.

The Company Split is a simplified split set forth in Article 784, Paragraph 2 of the Companies Act for NHI, the splitting company, and was approved by the resolution of general shareholders’ meeting of NAPH, the succeeding company, on January 26, 2018, in accordance with Article 795, Paragraph 1 of the same Act.

Details

1.	Effective date (Article 189, Item (i) of the Regulations for Enforcement of the Companies Act)

The Company Split came into effect on April 1, 2018.

2.	Progress of statutory procedures at the splitting company (Article 189, Item (ii) of the Regulations for Enforcement of the Companies Act)

(1)	Progress of procedures related to the demand under the provisions of Article 784-2 of the Companies Act

Given that the Company Split falls under the category of a simplified split set forth in Article 784, Paragraph 2 of the Companies Act for the splitting company, NHI, its shareholders may not demand an injunction against the Company Split pursuant to the provisory regulations of Article 784-2 of the Companies Act.

(2)	Progress of procedures for dissenting shareholders’ appraisal rights (Article 785 of the Companies Act)

Given that the Company Split falls under the category of a simplified split set forth in Article 784, Paragraph 2 of the Companies Act for the splitting company, NHI, NHI was not required to go through the procedures for dissenting shareholders’ appraisal rights pursuant to the provisions of Article 785, Paragraph 1, Item (ii) of the Companies Act.

(3)	Progress of procedures for exercise of appraisal rights on share options (Article 787 of the Companies Act)

Given that the splitting company, NHI, has not issued share options set forth in Article 787, Paragraph 1, Item (ii) of the Companies Act, NHI has not gone through the procedures for exercise of appraisal rights on share options pursuant to the provisions of the same Article.

(4)	Progress of procedures for creditors to make objections (Article 789 of the Companies Act)

In the Company Split, no liabilities were succeeded from the splitting company, NHI, to the succeeding company, NAPH; following the Company Split, there were no NHI’s creditors who may not demand that NHI fulfill liabilities. Accordingly, NHI has not gone through the procedures for creditors to make objections under Article 789, Paragraph 1 of the Companies Act.

3.	Progress of statutory procedures at the succeeding company (Article 189, Item (iii) of the Regulations for Enforcement of the Companies Act)

(1)	Progress of procedures for the demand under the provisions of Article 796-2 of the Companies Act

In the Company Split, no shareholders demanded an injunction against the succeeding company, NAPH, under the provisions of Article 796-2 of the Companies Act.

(2)	Progress of procedures for dissenting shareholders’ appraisal rights (Article 797 of the Companies Act)

The succeeding company, NAPH, notified its shareholders pursuant to Article 797, Paragraph 3 of the Companies Act on January 26, 2018. However, no shareholders demanded that NAPH purchase the shares that they hold.

(3)	Progress of procedures for creditors to make objections (Article 799 of the Companies Act)

The succeeding company, NAPH, gave creditors a public notice on making objections to the Company Split in the official gazette dated January 26, 2018 pursuant to the provisions of Article 799, Paragraph 2 of the Companies Act. In addition, NAPH gave separate notices on making objections to the Company Split to individual creditors known as of January 26, 2018. However, no creditors made objections under the provisions of Paragraph 1 of the same Article by the deadline for making objections.

4.	Matters concerning rights and obligations succeeded (Article 189, Item (iv) of the Regulations for Enforcement of the Companies Act)

NAPH has succeeded a part of the rights and obligations, which were held by NHI in connection with its share management business, as of the effective date of the Company Split in accordance with the provisions of the Absorption-Type Company Split Agreement. The amount of assets succeeded from NHI to NAPH was approximately 19,055 million yen (as of December 31, 2017), and no liabilities were succeeded.

5.	Date of registration of changes (Article 189, Item (v) of the Regulations for Enforcement of the Companies Act)

Application for registration of changes to NHI and NAPH as a result of the Company Split will be made on April 13, 2018.

6.	Other important matters concerning the Company Split (Article 189, Item (vi) of the Regulations for Enforcement of the Companies Act)

Not applicable.

End of document